EnCana closes first phase of natural gas storage sale
Second and final phase of storage assets sale expected to close later this year
CALGARY, Alberta (May 12, 2006) — EnCana Corporation (TSX, NYSE: ECA) and certain affiliates have closed the first phase of the sale of their natural gas storage business interests to the Carlyle/Riverstone Global Energy and Power Fund, an energy private equity fund managed by Riverstone Holdings LLC and The Carlyle Group. The initial phase of the sale includes EnCana’s Alberta, Oklahoma and Louisiana storage assets, which generated proceeds of approximately US$1.3 billion. As previously announced, the second and final phase of the sale, involving the Wild Goose storage facility in California, is not expected to close until later this year because it requires approval of the California Public Utilities Commission (CPUC).
On March 6, 2006, EnCana announced that it agreed to sell substantially all of its natural gas storage business for approximately US$1.5 billion, subject to post-closing adjustments. An after-tax earnings gain of approximately US$835 million is expected on the total sale.
Gas storage interests being divested:
•	AECO Hub
•	Suffield facility, Alberta

•	Countess facility, Alberta
•	Wild Goose facility, California (sale closure expected later this year subject to CPUC approval)

•	Salt Plains facility, Oklahoma

•	Starks project, Louisiana
2006 divestitures generate US$3.3 billion
In 2006, EnCana expects to realize net proceeds, after cash taxes, of approximately $3.3 billion from four asset sales: gas storage business for about $1.5 billion (first phase closed), Ecuador assets for $1.42 billion (closed), the Chinook oil discovery offshore Brazil for about $350 million (closure expected mid year) and the Entrega Pipeline for $244 million (closed). The company plans to use those sales proceeds to purchase shares under its Normal Course Issuer Bid and pay down debt.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this news release include, but are not limited to: the anticipated closing of the Wild Goose gas storage facility and the proceeds therefrom; the expected total proceeds and after-tax earnings gain on the gas storage business sale; the anticipated closing of the Chinook disposition and the proceeds therefrom; the anticipated proceeds and the use of such proceeds from the disposition transactions for debt reduction and share purchases under the company’s Normal Course Issuer Bid program; anticipated development of natural gas and in-situ oilsands resource plays; anticipated growth potential of the company’s resource play portfolio; and anticipated resource play life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; risks associated with technology; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; assumptions based upon the company’s guidance; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Finance
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
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